FORM 1-K

ANNUAL REPORT PURSUANT TO REGULATION A

For the year ended December 31, 2024

Compound Real Estate Bonds, Inc.

Commission File No. 024-11848

88-2224023

I.R.S Employer Identification No.

Delaware

(State or other jurisdiction of incorporation or organization)

1185 Avenue of the Americas, 3rd floor

New York, NY 10036

(Address of Principal Executive Office)

(800) 560-5215

Issuer’s Telephone Number

Compound Bonds

(Title of each class of securities issued pursuant to Regulation A)

In this report (the “Annual Report”), unless the context otherwise indicates, the terms “the Company,” “we,” “us,” “our” and similar terms refer to Compound Real Estate Bonds, Inc., a Delaware corporation, and our wholly-owned subsidiary Compound Lending, LLC, a Delaware limited liability company, which we refer to as “Compound Lending.” Additionally, “CRH” refers to Compound Real Estate Holdings, Inc., a Florida corporation, and parent company of the Company and Compound Administrative Services LLC, a Delaware limited liability company. In certain circumstances, we use “Compound” as an overarching term to refer to the each of the entities listed above as a cohesive group.

STATEMENTS REGARDING FORWARD-LOOKING INFORMATION

We make statements in this Annual Report on Form 1-K (“Annual Report”) of Compound Real Estate Bonds, Inc. (the “Company”, “Compound Real Estate Bonds,” “we,” “our” or “us”) that are forward-looking statements within the meaning of the federal securities laws. The words “believe,” “estimate,” “expect,” “anticipate,” “intend,” “plan,” “seek,” “may,” and similar expressions or statements regarding future periods are intended to identify forward-looking statements. These forward-looking statements involve known and unknown risks, uncertainties and other important factors that could cause our actual results, performance or achievements, or industry results, to differ materially from any predictions of future results, performance or achievements that we express or imply in this Annual Report or in the information incorporated by reference into this Annual Report. These risk factors include, but are not limited to, the factors referenced in the Compound Real Estate Bonds, Inc. Offering Circular filed pursuant to Regulation A, dated April 11, 2025, (“Offering Circular”) in the section entitled “RISK FACTORS” beginning on page 6, which are incorporated herein by reference to the Offering Circular.

The forward-looking statements included in this Annual Report are based upon our current expectations, plans, estimates, assumptions and beliefs that involve numerous risks and uncertainties. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive, and market condition and future business decision, all of which are difficult or impossible to predict accurately and many of which are beyond our control. Although we believe that the expectations reflected in such forward-looking statements are based on reasonable assumptions, our actual results and performance could differ materially from those set forth in the forward-looking statements. The Company does not promise to update any forward-looking statements to reflect changes in the underlying assumptions or factors, new information, future events or other changes.

The Company’s financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (“GAAP”). The preparation of these financial statements requires our management to make estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses, and related disclosure of contingent assets and liabilities. These estimates are based on management’s historical industry experience and on various assumptions that are believed to be reasonable under the circumstances. Actual results may differ from these estimates.

Compound Real Estate Bonds, Inc.

ANNUAL REPORT ON FORM 1-K

For the Year ended December 31, 2024

i

PART II

Compound Real Estate Bonds, Inc.

Item 1. Business

Our History

We were incorporated under the laws of the State of Delaware on November 2, 2021, initially by Impactology Financial Corporation (“IFC”). On November 4, 2021, we issued 10,001 shares of our common stock to IFC in exchange for $50,100. On March 11, 2022, the Company effected a reverse stock split, reducing the Company’s 10,000,000 authorized shares of common stock to 5,000 shares of common stock. As a result, the 10,001 shares owned by IFC converted to 5 shares of common stock, representing all of the outstanding shares of common stock of the Company. Subsequently, on March 17, 2022, IFC transferred all of its 5 shares of the Company’s common stock to Compound Real Estate Holdings, Inc., (“CH”), which became the new parent of the Company. CH is the sole stockholder of the Company’s common stock, and was formed by the same individuals behind IFC, which is now non-operational. The purpose of establishing CH was a re-branding effort.

CH also wholly owns Compound Administrative Services LLC, an entity with which we contract for administrative services. Our wholly owned subsidiary Compound Lending, through which we plan to operate our business, was organized as a limited liability company under the laws of the State of Delaware on March 16, 2022, and commenced operations on October 26, 2024. For a description of the relationship between these entities, see the section entitled “OUR ORGANIZATIONAL STRUCTURE” on page 45 of the Offering Circular.

Our principal office is located at 1185 Avenue of the Americas, 3rd floor, New York, NY 10036 and our phone number is 1-800-560-5215. Our corporate website address is located at www.compoundrealestatebonds.com. Information contained on, or accessible through, the website is not a part of, and is not incorporated by reference into, this report.

Background – the Compound Group of Companies

CH was incorporated under the laws of the State of Florida on September 28, 2021. Compound aims to democratize investing for everyone, by giving everyone an opportunity to invest like the 1%. As an alternative to the low interest saving accounts at traditional institutions, Compound provides consumers with an 8.5% fixed interest earning digital bond for as little as $10. Compound Bonds harness the power of real estate to provide consumers with an attractive interest rate. The proceeds from bonds purchased by consumers will be used by the Company to acquire real estate, lent out to households and businesses through asset backed loans secured by real estate, or used to purchase existing asset-backed loans secured by real estate.

In its fundraising efforts, CH is initially targeting the millennials who are surpassing the baby boomers as the nation’s largest living generation and developed the Compound Fintech Platform to do so. CH’s management believes that the millennial demographic in large part has a basic distrust of traditional financial institutions, is burdened by student loans and other debt, changes employment frequently, and has difficulty saving money and/or funding a retirement program. CH believes the current financial system has not provided this generation with an attractive return on their savings held in traditional savings accounts. As an alternative, Compound Real Estate Bonds provides consumers a way to put idle money to work through a digital high yield bond. Instead of having idle money sit in low interest savings accounts in traditional financial institutions, Compound Real Estate Bonds deploys money to support communities, while bondholders earn a high interest passively, powered by real estate.

On November 2, 2021, our Company was formed by IFC (which subsequently established CH, our current parent company, as part of a re-branding effort, after which IFC became non-operational). Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate.

On March 16, 2022, we formed our wholly-owned subsidiary Compound Lending, LLC (“Compound Lending”). Compound Lending provides loan and investment origination and processing services for our Company. Also on March 15, 2022, CH established Compound Administrative Services.

In January 2022, CH launched the Compound Fintech Platform that provides tools to help people easily invest including through “spare change” round ups. Round ups monetize debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user will automatically purchase a $10.00 Compound Bond. The application was under beta testing during 2022 and began onboarding users in January 2023. The Compound Fintech Platform interfaces with certain back-end computer software and database infrastructure developed and owned by the Company that processes and manages data provided by investors via the Compound Fintech Platform.

On October 26, 2024, Compound Lending (and the Company) commenced operations and began acquiring its first real estate assets. Our acquisition of real estate assets is ongoing.

Our Business Model

We are an early stage company, which, through our wholly owned subsidiary Compound Lending, plan to implement our business model. Our business model is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. We anticipate that at least 80% of our assets will consist of real estate as well as mortgages and other liens on and interests in real estate, and that the remainder of our assets will consist of real estate assets (which may include interests in whole pool mortgage-backed securities (MBS) and debt obligations secured by a pool of whole mortgage loans) and/or cash and cash equivalents. We do not intend to acquire any assets that are not cash and cash equivalents and have no relationship to real estate. We will sell Compound Bonds in this offering to provide the capital for these activities.

Our company’s mission is to democratize investing for everyone. We aim to provide consumers access to investing in alternative assets like the top 1 percent do, by digitizing exposure to real estate. At Compound, we work to reach underserved communities, to provide access to capital and opportunities, all within an easy-to-use and accessible mobile app.

Our Investment Strategy

We use a value driven investing approach where we seek to purchase real estate and real estate related debt for less than what we believe is their intrinsic value. Our flexible approach focuses on identifying quality income-producing investments across these asset classes, regardless of location or property type. While aim to build a diverse portfolio across property types and geographies, we take a high conviction thematic investment approach and aim to weigh our portfolio across markets where we believe there are strong opportunities for grown and stability.

For more information about our overall strategy and the particular assets we plan to target, please see the section entitled “OUR INVESTMENT STRATEGY,” starting on page 2 of our Offering Circular.

Our Fundraising Strategy

The Compound Bonds:

●	are priced at $10.00 each;

●	represent a full and unconditional obligation of our company;

●	bear interest at 8.5% per annum. For clarification purposes, we will pay interest on interest (compounded interest) and credit such interest to bondholders’ Compound accounts;

●	are subject to repayment at any time at the demand of the holder upon five (5) days’ notice;

●	are subject to redemption by us at any time upon five (5) days’ notice;

●	are not payment dependent on any underlying real estate loans or investments;

●	are transferable;

●	are unsecured;

●	are uninsured;

●	are not guaranteed by the Company’s affiliates or any other third party.

The Company has a limited operating history and has not yet made any investments. Our management has raised substantial doubt about our ability to continue as a going concern based on these conditions and our independent registered public accounting firm has included an explanatory paragraph relating to our ability to continue as a going concern in its audit report with respect to our audited consolidated financial statements for the period from year ended December 31, 2024, December 31, 2023, the year ended December 31, 2022, and from November 2, 2021 (inception) to December 31, 2021. We expect to generate income from (i) the difference between the interest rates we charge on our real estate loans and mortgages and other real estate investments which we have acquired and the interest we will pay to the holders of Compound Bonds; (ii) loan origination fees generated by Compound Loans (1% to 2% of the amount of a loan originated by Compound Loans charged to the borrower, the proceeds from which will flow to Compound Bonds); (iii) profits we realize on the sale of the interests in real estate that we acquire, and (iv) rental income from interests in real estate that we acquire. We also expect to use up to 5% of the proceeds from sales of Compound Bonds to provide working capital and general corporate purposes for our company until such time as our revenues are sufficient to pay our operating expenses.

Until our capital is invested in sufficiently revenue-producing assets we will rely on advances from our parent to meet any capital shortfalls, as to which we have no assurances. CH is not obligated to provide advances to us, and we cannot assure you that we will be successful in deploying the capital raised to date or raising and deploying additional proceeds in this offering. We will not be paying back any of the funds advanced to us by CH and therefore there is no interest rate or maturity associated with such advances.

Recent Operations

The Company’s business to date has been focused on raising capital, conducting market research and analysis on potential real estate investment opportunities, and beginning to deploy the capital it has raised. The Company began deploying assets into real estate loans in October of 2024, and as of March 31, 2025, has deployed approximately 70.5% of its assets and is continuing to originate real estate loans and identify real estate assets which meet its investment criteria. As of March 31, 2025, the Company held $12,042,326 in real estate backed loans with an average LTV of 50%, and LTVs ranging from 20% - 52%. All loans are for a one year term with no principal due until the end of the loan term. The properties secured by these loans are predominantly located in the Canadian Province of Ontario, the State of Florida, and the State of New York. The properties are a mix of Class A residential, industrial, and commercial office space.

As of March 31, 2025, approximately 95% of the aggregate principal value of these loans were originated by the Company’s affiliate, with interest rates ranging from 10% to 14%, and which generate additional revenue for the Company in the form of origination fees. approximately 72.6% of the Company’s outstanding loan portfolio was concentrated in a single loan of $8,741,000 secured by an industrial property with a LTV of 50% in the Canadian Province of Ontario, with no other single loan representing more than 15%.

The Company currently holds the remainder of its available assets in interest bearing accounts and liquid U.S. government bonds to earn a return while it continues to search for and deploy its Capital in investment opportunities. The success of our Company will be based on our ability to deploy the Capital we have raised in income producing assets.

Compound Fintech Platform

CH has developed technology solutions, including the Compound App and the Compound Websites (each of which display substantially the same information to users), that facilitate the purchase of Compound Bonds and provide each user with information on the Compound Bonds he or she owns. We refer to the Compound App and the Compound Website collectively as the “Compound Fintech Platform.” The Compound Fintech Platform interfaces with certain back-end computer software and database infrastructure developed and owned by the Company that processes and manages data provided by investors via the Compound Fintech Platform. The Compound Fintech Platform provides information about each user’s personal investment in Compound Bonds but does not provide information about Compound Bonds owned by other individuals, does not provide any information about the current financial status of Company, and does not provide any information concerning the assets owned by the Company. We will pay a license fee to CH in the amount of 2% of the value of the total Compound Bonds sold on the Compound Fintech Platform each year. Such technology license fees are payable from operating revenue and/or proceeds of this offering.

Compound App

The Compound App is designed to support the target market for our bonds which we believe is approximately 74 million millennials, who spend more than $600 billion a year. The Compound App seeks to provide an easy way for our target market to micro invest including monetizing their debit card purchases, checking account linked credit card purchases and other checking account transactions by “rounding up” each purchase to the next higher dollar until the “round up” reaches $10.00 at which time the user will automatically purchase a $10.00 Compound Bond. The Compound App is available via the web at www.compoundrealestatebonds.com, for Apple iPhone users from the Apple Store and for Android phone users from Google Play.

Procedurally, Compound App users download the application and simply link their bank account to the Compound App. If engaging in the round-up feature, they connect their debit card or credit card to the Compound App. Every time the user shops or completes any checking account transaction, the Compound App automatically rounds up their purchase to the next dollar, tracks the spare change and then automatically uses it to purchase Compound Bonds. The user’s bank accounts are monitored and the money is transferred via ACH once the round up amounts reach $10.00. Users can also make one time or recurring purchases of Compound Bonds.

Compound Websites

By accessing our Compound Website at www.compoundrealestatebonds.com, investors in our Compound Bonds can create a username and password and indicate agreement to our terms and conditions and privacy policy.

The Compound Website offers users the following features:

●	Compound Bonds available for purchase online directly from us. Users may purchase Compound Bonds directly from us through the Compound Website;

●	No purchase fees charged. We will not charge users any commission or fees to purchase Compound Bonds through the Compound Website. However, other financial intermediaries, if engaged, may charge users commissions or fees;

●	Invest as little as $10. Users will be able to build ownership in Compound Bonds over time by making purchases as low as $10;

●	Flexible, secure payment options. Users may purchase Compound Bonds electronically or by wire transfer, and we will provide funding instructions; and

●	Manage your portfolio online. Users can view their bond purchases, redemptions, interest payments and other transaction history online, as well as receive tax information and other reports.

Following your initial purchase of Compound Bonds, you can elect to participate in our auto-invest program, or the “Auto-Invest Program,” on the Compound Websites and App. This program allows users to automatically invest in additional Compound Bonds on a reoccurring basis (e.g., daily, bi-weekly or monthly) subject to an amount and investment parameters that users may designate.

Marketing

Our Bonds will be marketed through our website, on-line information sources, social networks, institutional (Colleges and universities, charities, trade associations and employers) and other marketing partner sources of introduction and referral.

Operations – Administrative Services Agreement with Compound Administrative Services LLC

On March 17, 2022, we entered into an Administrative Services Agreement (the “Administrative Services Agreement”) with Compound Administrative Services, an affiliate. Compound Administrative Services was established on March 15, 2022 as a cost-sharing effort to utilize personnel more efficiently throughout the Compound group of companies. As a result, our executive officers and the other personnel which provide services to us are all employed by Compound Administrative Services. During 2022, Compound Administrative Services paid professional expenses on behalf of the Company which resulted in an amount owed by the Company to Compound Administrative Services of $29,981 and are reflected on the balance sheet of the Company’s year-end Audited financials as an amount due to a related party. On November 13, 2023, the Administrative Services Agreement was amended to recognize the fact that the Parties had agreed that the Company would be invoiced and make payments pursuant to the Agreement on an annual (instead of monthly) basis. During 2023, the Company’s share of expenses incurred by Compound Administrative Services totaled $97,770. During 2024, the Company’s share of expenses incurred by Compound Administrative Services totaled $541,590.09. As of March 31, 2025, the Company’s share of expenses incurred by Compound Administrative Services is estimated to be approximately an additional $62,300.00. As of December 31, 2024 (the date of the Company’s most recent financial statements), the Company owed Compound Administrative Services $36,048.

Under the terms of the Administrative Services Agreement, Compound Administrative Services agreed to provide to the Company certain administrative services, administrative services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Compound Administrative Services.

Pursuant to the Administrative Services Agreement, the Company agreed to reimburse Compound Administrative Services for the costs incurred by Compound Administrative Services in paying for the staff and office expenses for the Company under the Administrative Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Compound Administrative Services under the Administrative Services Agreement. The reimbursement amounts payable to Compound Administrative Services by the Company will accrue until the Company can make reimbursement payments to Compound Administrative Services from the proceeds of this offering allocated to working capital and distributions from Compound Lending, the Company’s operating subsidiary (generated from the income from the operations from Compound Lending), which reimbursement payments will be made in advance on an annual basis.

The reimbursement amount under the Administrative Services Agreement, will be equal to the costs incurred by Compound Administrative Services in paying for the staff and office expenses under the Administrative Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Compound Administrative Services based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. This annual reimbursement amount will be based on the costs incurred by Compound Administrative Services in paying for the staff and office expenses for the Company under the Administrative Services Agreement and as Compound Administrative Services has not yet determined salary payment amounts or the benefits it will provide to our executive officers and the other personnel employed by Compound Administrative Services.

There will be no fees under the Administrative Services Agreement.

Pursuant to the Administrative Services Agreement, Compound Administrative Services also agreed to certain indemnification provisions, whereby Compound Administrative Services agreed to indemnify, defend, and hold harmless our Company, including its stockholders, officers, directors, and other agents against claims, liabilities, and expenses of whatever kind, including reasonable attorneys’ fees, which arise out of or are related Compound Administrative Services’ services to the Company pursuant to the Administrative Services Agreement.

The term of the Administrative Services Agreement will continue until it is terminated. The Administrative Services Agreement can be terminated at any time upon 30 days’ prior written notice from one party to the other.

For additional information, please see the Administrative Services Agreement, which is Exhibit 6.1 hereto.

Employees

We do not have any full-time employees. We are dependent upon the services provided under the Administrative Services Agreement with Compound Administrative Services for our operations.

Executive Offices

Compound Administrative Services provides office space to us under the terms of the Administrative Services Agreement described above. As described in the Administrative Services Agreement, we will reimburse Compound Administrative Services a to-be-determined portion of the total office expenses associated with this office space. This amount has not been determined as of the date of the report.

Risk Factors

We face risks and uncertainties that could affect us and our business as well as the real estate industry generally. In addition, new risks may emerge at any time and we cannot predict such risks or estimate the extent to which they may affect our financial performance. These risks could result in a decrease in the value of our Membership Interests. More information can be found in our Offering Circular, RISK FACTORS beginning on page 6, where are hereby incorporated by reference herein.

Investment Company Act

The Company is not registered as an Investment Company under the Investment Company Act of 1940, as amended. If at any time we may be deemed an “investment company,” we believe we will be afforded an exemption under Section 3(c)(5)(C) of the Investment Company Act of 1940, as amended. Section 3(c)(5)(C) of the 1940 Act excludes from regulation as an “investment company” any entity that is primarily engaged in the business of purchasing or otherwise acquiring “mortgages and other liens on and interests in real estate”.

Competition

We compete with other companies that lend to the sub-prime and short term mortgage industry. These companies include other mortgage lenders. We seek to, but may not be able to effectively compete with, such competitors.

We believe we benefit from the following competitive strengths:

We appeal to investors who are distrustful of traditional banking institutions. The Compound App and websites (the “Compound Fintech Platform”) are targeted primarily to the millennials who are part of the fastest growing segment of our population. We believe that they have a basic distrust of traditional banking institutions, yet they have a need to accumulate assets for retirement or otherwise. The Compound Fintech Platform provides for a savings and investing alternative for the millennials. We believe Compound provides consumers a better alternative to their low interest accounts.

We place assets in an underserved banking sector. Due to higher costs, we believe that banks cannot profitably serve the sub-prime mortgage industries. We believe that this area is one of our competitive strengths because we believe that there are not many lenders who are servicing these borrowers which leaves more room for the Company to pursue opportunities in this sector. Additionally, we believe that this area is one of our competitive strengths because many other lenders are not interested in loans to sub-prime developers who seek to finance their real estate to provide funds for short term development of their properties. However, despite our intentions, we may never be profitable in this sector.

Legal Proceedings

From time to time, we may become party to various lawsuits, claims and other legal proceedings that arise in the ordinary course of our business. We are not currently a party, as plaintiff or defendant, nor are we aware of any threatened or pending legal proceedings, that we believe to be material or which, individually or in the aggregate, would be expected to have a material effect on our business, financial condition or results of operation if determined adversely to us.

Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations

The following discussion of our financial condition and results of operations should be read in conjunction with the consolidated financial statements and the notes to those statements that are included elsewhere in the Offering Circular. Our discussion includes forward-looking statements based upon current expectations that involve risks and uncertainties, such as our plans, objectives, expectations and intentions. Actual results and the timing of events could differ materially from those anticipated in these forward-looking statements as a result of a number of factors, including those set forth under the Risk Factors, Cautionary Notice Regarding Forward-Looking Statements and Business sections in the Offering Circular. We use words such as “anticipate,” “estimate,” “plan,” “project,” “continuing,” “ongoing,” “expect,” “believe,” “intend,” “may,” “will,” “should,” “could,” and similar expressions to identify forward-looking statements. Our future operating results, however, are impossible to predict and no guaranty or warranty is to be inferred from those forward-looking statements.

Overview

Compound Real Estate Bonds Inc. (“CBI”) raises capital from individual investors and deploys the proceeds into real estate-backed assets, primarily short-term mortgages, through its subsidiary Compound Lending LLC (CLL), while holding cash in U.S. Treasury securities.

During the fiscal year ended December 31, 2024, the Company began full-scale operations. Key activities during the year included the development and enhanced its digital investment platform, resulting in growth in its user base and investment volume, capital raising through the sale of Compound Bonds, and investment in Real Estate mortgages.

Results of Operations

For the year ended December 31, 2024, CBI earned total interest income of $77,550, consisting of $63,510 from U.S. Treasury Bills and $14,040 from mortgage investments. These income streams represent the start of the Company’s active investing operations. From November 2, 2021 (our inception) through December 31, 2023, we did not generate any revenues other than interest earned on cash and cash equivalents.

Total operating expenses during the period year ended December 31, 2024 were $1,334,784, compared with total expenses of $300,110 for the year ended December 31, 2023. This increase in expenses was primarily driven by increases in compensation-related costs, office and administrative expenses, marketing, and interest accrued on Compound Bonds issued to investors. The net loss for 2024 was $1,329,604, compared with a net loss of $291,018 for the year ended December 31, 2023 due to the large increases in expenses and to the fact the Company was still in the process of deploying capital during both years and had not yet received sufficient revenue from investment.

Our Company is an early-stage company. From our inception until September 2022, we were primarily focused on organizational matters, as well as preparing, filing, and obtaining SEC qualification of an offering of up to $75,000,000 worth of Compound Bonds under Tier 2 of Regulation A under the Securities Act (the “Regulation A Offering”). Since the Regulation A Offering was qualified on September 19, 2022, we have been focused on raising funds from the sales of our Compound Bonds from investors to fund our principal plan of operations, which is centered primarily around purchasing or otherwise acquiring mortgages and other liens on and interests in real estate. As March 31, 2025, through this offering, 2,766,724 Compound Bonds have been sold for $10 each, and 854,168 of the Compound Bonds have been redeemed by investors, leaving 1,912,556 Compound Bonds outstanding (representing a total liability of $19,517,617 when compounded interest is included) and 4,733,276 Compound Bonds remaining to be sold for cash in this offering. As of the date of this report we are in the process of deploying our raised capital.

Upon qualification of the Regulation A Offering, we began accruing the reimbursement amount due to Compound Administrative Services under the Administrative Services Agreement (the “Administrative Services Agreement”) that we entered into with Compound Administrative Services LLC. During 2023, the Company’s share of expenses incurred by Compound Administrative Services totaled $97,770. During 2024, the Company’s share of expenses incurred by Compound Administrative Services totaled $541,590.09. As of March 31, 2025, the Company’s share of expenses incurred by Compound Administrative Services is estimated to be approximately an additional $62,300.00. As of December 31, 2024, the Company owed Compound Administrative Services $36,048.

In order to operate our Company for the next 12 months, we will need to raise sufficient funds to offset bondholder redemptions as we deploy the capital we have raised. It is important to note that we will need to continue to sell Compound Bonds in order to maintain a steady portfolio of assets while allowing for periodic redemption by bondholders, since Compound Bonds are repayable on demand and borrowers can redeem their bonds shortly after purchase. For example, As March 31, 2025, 2,766,724 Compound Bonds had been sold for $10 each, but 854,168 of the Compound Bonds had been redeemed by investors, leaving 1,912,556 Compound Bonds outstanding.

We do not need to raise the full $74,800,000 to implement our business plan. However, if we fail to generate a total of $25,000,000 from our sales of Compound Bonds (after allowing for bond redemptions), we may not be able to fully carry out our plan of operations. We believe the proceeds from our sales of our Compound Bonds will allow us to operate for twelve months so long as we continue to sell sufficient Compound Bonds to satisfy periodic redemptions by bondholders. However, the extent of our operations will be less depending on the amount of proceeds received.

We have started acquiring mortgages and interests in real estate and other real estate assets, and plan to continue to do so in accordance with our business model as we receive funds from selling the Compound Bonds in the Regulation A Offering through the efforts of the principals of the Company and through a network of referral sources including mortgage brokers, professional and business advisers, commercial banks and Chambers of Commerce and other business and trade organizations.

Liquidity and Capital Resources

As March 31, 2025, through this offering, 2,766,724 Compound Bonds have been sold for $10 each, and 854,168 of the Compound Bonds have been redeemed by investors, leaving 1,912,556 Compound Bonds outstanding (representing a total liability of $19,517,617 when compounded interest is included). However, we only had $3,185,490.26 in cash and $1,847,415.01 in Treasury Bills with which to satisfy potential redemptions, with an additional $12,042,326 deployed in mortgage assets.

As of December 31, 2024, we had liquid assets of $7,975,592, (consisting of $2,782,160 in cash and cash equivalents and $5,193,432 in Treasury Bills), while the total original principal amount of the outstanding Compound Bonds was $ 12,239,873, and the total outstanding amount of original principal and compounded interest on Compound Bonds was $12,446,343. In addition to Compound Bonds outstanding, the Company had an additional $278,923 in other current liabilities and a further additional $65,955 owed to related parties.

As of December 31, 2023, we had a total of $1,435,955 worth of Compound Bonds outstanding ($1,392,773 principal + $43,182 interest), plus an additional $41,220 in other current liabilities and a further additional $127,752 owed to related parties, but only $1,236,253 in cash on hand with which to satisfy potential redemptions.

We believe that the amount we have raised to date in this Regulation A offering may not be sufficient to fund our expenses over the next twelve months since we will need capital in order to meet periodic bondholder redemptions. As the Company is only just beginning to generate revenues, it will be dependent on the monies raised via its Regulation A offering to fund its operations. We do not have any external sources of capital and are dependent upon advances from CH to provide funds for our operations if we do not receive sufficient proceeds from the sale of Compound Bonds in this Regulation A Offering. CH, however, is under no obligation to advance us any funds.

The Company currently has no binding agreements, arrangements or understandings with any person to obtain funds through bank loans, lines of credit or any other sources. As such, in order for us to close successfully on any potential investments we will need to either raise sufficient additional funds in the offering or be able to borrow adequate funds.

Going Concern

The Company’s consolidated financial statements have been prepared assuming that the Company will continue as a going concern. The Company has not yet generated any revenues and has limited operating history. These conditions raise substantial doubt about the Company’s ability to continue as a going concern for a period of twelve months from the issuance date of our financial statements.

We are dependent on advances from CH and proceeds from the Regulation A Offering to provide capital for our operations. CH is not obligated to provide advances to us and we cannot assure you that we will be successful in raising proceeds in this Regulation A Offering. The consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should we be unable to continue as a going concern.

Contingent Liabilities

We may be subject to lawsuits, investigations, and claims (some of which may involve substantial dollar amounts) that can arise out of our normal business operations. We would continually assess the likelihood of any adverse judgments or outcomes to our contingencies, as well as potential amounts or ranges of probable losses, and recognize a liability, if any, for these contingencies based on a thorough analysis of each matter with the assistance of outside legal counsel and, if applicable, other experts. Because most contingencies are resolved over long periods of time, liabilities may change in the future due to new developments (including new discovery of facts, changes in legislation and outcomes of similar cases through the judicial system), changes in assumptions or changes in our settlement strategy. There were no contingent liabilities as of March 31, 2025.

Income Taxes

Compound Bonds will receive interest income. At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT. These will need to be filed in accordance with the United States Tax Code. Investor’s tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

As of December 31, 2024, we had no federal and state income tax expense.

Significant Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our financial statements, which have been prepared in accordance with U.S. generally accepted accounting principles, or “GAAP.” The preparation of these financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reported period. In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances. Actual results may differ from these estimates under different assumptions or conditions. Our significant accounting policies are fully described in Note 3 to our financial statements appearing elsewhere in this report, and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our financial statements.

Trends & Uncertainties

We are currently implementing our value-driven investment strategy focusing on acquiring real estate and real estate-related debt at prices below our assessment of their intrinsic value. Compound Real Estate Bonds (CREB) remains optimistic about value investment opportunities within the U.S. real estate market, informed by current market conditions and underlying fundamentals. Our strategic approach is grounded in comprehensive research to identify high-potential real estate assets in locations poised to benefit from key market trends, including the rising cost of first-time home ownership, decreasing mortgage interest rates, and stringent credit standards in the real estate mortgage sector. These dynamics enhance the attractiveness of multifamily and single family properties, aligning with CREB’s commitment to value investing and optimizing real estate deal flow in a competitive market.

With strong investor engagement, ongoing asset purchases, and continued platform development, CBI is well positioned for scalable growth in 2025. The Company plans to continue allocating capital toward real estate-backed investments and optimizing its digital platform to support a larger investor base. Operating efficiencies and increased interest income from maturing assets are expected to improve profitability in subsequent years.

However, our Company is funded through the sale of Compound Bonds, which are payable on demand, but plans to earn revenue through the investment of that money into relatively illiquid Real Estate assets. This planned pairing of assets and liabilities creates the possibility of more investors requesting withdrawals then we have readily available in liquid assets, which could force us to borrow money or seek to liquidate Real Estate assets on disadvantageous terms to meet the demand for redemptions. Should demand for redemptions exceed our ability to meet such demand with ready reserves, it will have a material effect on our ability to operate.

Item 3. Directors and Officers

The following table provides information on our current executive officers, directors, and key individuals:

Name	Age	Positions
Inderjit Tuli	77	President, Chief Executive Officer and Director
Harminder Singh Burmi	53	Senior Vice President, Chief Financial Officer and Director
John Tuli	52	Business Consultant to Compound Real Estate Holdings Inc.

Each of the above-named officers work for the Manager. Biographical information regarding the above individuals can be found in our Offering Circular, MANAGER, EXECUTIVE OFFICERS, PROMOTERS AND CONTROL PERSONS, Duties Responsibilities and Experience section, page 50, and are hereby incorporated by reference herein.

The term of office of each director is until the next annual election of directors and until a successor is elected and qualified or until the director’s earlier death, resignation or removal. Officers are appointed by the Board of Directors and serve at the discretion of the Board.

Family Relationships

John Tuli is the son of Inderjit Tuli.

Compensation Of Directors And Executive Officers

Our directors and executive officers will not be separately compensated by us. As described earlier in this offering statement under “Management – Administrative Services Agreement with Compound Administrative Services,” Under the terms of the Administrative Services Agreement, Compound Administrative Services agreed to provide to the Company certain administrative services, personnel and office facilities, including all equipment and supplies, that are reasonable, necessary or useful for the day-to-day operations of the business of the Company, subject to such written direction provided by the Company to Compound Administrative Services. Pursuant to the Administrative Services Agreement, the Company agreed to reimburse Compound Administrative Services for the costs incurred by Compound Administrative Services in paying for the staff and office expenses for the Company under the Administrative Services Agreement. There is no interest rate or maturity associated with the obligations to reimburse Compound Administrative Services under the Administrative Services Agreement. The reimbursement amounts payable to Compound Administrative Services by the Company will accrue until the Company can make reimbursement payments to Compound Administrative Services from the proceeds of this offering allocated to working capital and distributions from Compound Lending, the Company’s operating subsidiary (generated from the income from the operations from Compound Lending), which reimbursement payments will be made in advance on a annual basis. The reimbursement amount under the Administrative Services Agreement will be equal to the costs incurred by Compound Administrative Services in paying for the staff and office expenses under the Administrative Services Agreement for the Company and will consist of both a to-be-determined portion of the annual salaries and employee benefits of our executive officers and the other personnel employed by Compound Administrative Services based upon the amount of time they devote to us, as well as a pro-rata allocation of office expenses. The amount of this annual reimbursement is based on the costs incurred by Compound Administrative Services in paying for the staff and office expenses for the Company under the Administrative Services Agreement and as Compound Administrative Services has not yet determined salary payment amounts or the benefits it’ll provide to our executive officers and the other personnel employed by Compound Administrative Services. Our directors will not receive additional compensation for their Board services. We do not expect that this management sharing arrangement will change in the foreseeable future.

Item 4. Security Ownership of Management and Certain Securityholders

At March 31, 2025, the Company had 5 shares of our common stock issued and outstanding, all of which were held by CH. The following table sets out, March 31, 2025, the voting securities of CH that are owned by CH’s executive officers, directors, and other persons holding more than 10% of any class of CH’s voting securities or having the right to acquire those securities. Unless specified below, the business address of each of CH’s stockholders is c/o 1185 Avenue of the Americas, 3rd floor, New York, NY 10036. Except as otherwise indicated, the persons listed below have sole voting and investment power with respect to all shares of CH’s common stock owned by them, except to the extent that power may be shared with a spouse.

Name and Address of Beneficial Owner	Title of class	Amount and nature of beneficial ownership	Amount and nature of beneficial ownership acquirable	Percent of class(1)
Inderjit Tuli	Common Stock	5	0	100%
Harminder Singh Burmi	Common Stock	0		0%
All CH officers and directors as a group (2 persons)	Common Stock	5	0	100%

(1)	Based on 5 shares of common stock of CH issued and outstanding as of September 9, 2022.

Item 5. Interest of Management and Others in Certain Transactions

On March 17, 2022, we entered into an Administrative Services Agreement (the “Administrative Services Agreement”) with Compound Administrative Services LLC (“CAS”), an affiliate. The terms of the Administrative Services Agreement with Compound Administrative Services were not negotiated on an arms-length basis and the amounts to be reimbursed thereunder will be equal to the costs incurred by Compound Administrative Services in paying for the staff and office expenses for the Company under the Administrative Services Agreement. The terms of the Administrative Services Agreement are described in Item 1 Business above under the section entitled “Our Business - Operations – Administrative Services Agreement with Compound Administrative Services”.

On November 4, 2021, we issued 10,001 shares of our common stock to IFC, our previous parent company, in exchange for $50,100. On March 11, 2022, the Company effected a reverse stock split, reducing the Company’s 10,000,000 authorized shares of common stock to 5,000 shares of common stock. As a result, the 10,001 shares owned by IFC converted to 5 shares of common stock, representing all of the outstanding shares of common stock of the Company. Subsequently, on March 17, 2022, IFC transferred all of its 5 shares of the Company’s common stock to CH, which became the new parent of the Company. CH is the sole stockholder of the Company’s common stock, and was formed by the same individuals behind IFC, which is now non-operational. The purpose of establishing CH was a re-branding effort. CH is the sole stockholder of the Company’s common stock.

On March 17, 2022, we entered into a verbal agreement (not a written agreement) with CH to pay a license fee to CH in the amount of 2% of the value of the total Compound Bonds sold on the Compound Fintech Platform each year. The license fees paid by us to CH are not used to offset the reimbursements under the Administrative Services Agreement. There are no other terms to such verbal agreement. In light of the fact that our agreement with CH is a verbal contract (rather than a written contract), we and CH are exposed to the following risks:

●	the risk that we and CH misunderstood an important term or terms of the contract, such as how much was to be paid or what services were to be performed;

●	the risk that we and CH will have a dispute regarding what was agreed to because we and CH are only relying on memory; and

●	the risk that a court will not enforce the contract because we and CH may not be able to prove the existence of the contract or its terms.

If a dispute arises under our verbal agreement with CH and a court is not willing to enforce the terms of such verbal agreement in our favor, this outcome could adversely affect our business, results of operations, financial condition, and future growth.

Our Parent and/or its affiliates have paid for the Company’s offering and other expenses, which will be reimbursed by the Company. As of December 31, 2025 the Company owed its affiliates $65,955 for expenses paid on its behalf. Related party debt is due on demand and does not bear interest. In addition to this amount, the Company’s share of expenses incurred by Compound Administrative Services is estimated to be approximately an additional $62,300.00 as of March 31, 2025.

Our corporate office address is 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States, it is leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits us to use this office without charge. It was determined that the current use of the has no material fair value, in consideration that we have no employees, operations or physical assets that occupy the premises and presently uses the location as a business address.

We formed a wholly owned subsidiary Compound Lending, LLC (“CLL”) on March 16, 2022. We intend for CLL to operate as a lender of residential and commercial mortgages, a role directly related to our business objectives as an investor in mortgage-backed securities. CLL commenced operations on October 26, 2024.

See Item 2. Management’s Discussion and Analysis of Financial Conditions and Results of Operations - Liquidity and Capital Resources, and Item 7. Financial Statements, Note H – Related Parties, for a discussion of related party transactions, which are hereby incorporated by reference herein.

Item 6. Other Information

None.

Item 7. Financial Statements

Compound Real Estate Bonds, Inc.

Financial Statements and Independent Auditors’ Report

INDEPENDENT ACCOUNTANT’S AUDIT REPORT

To the board of directors

Compound Real Estate Bonds Inc.

Opinion

We have audited the accompanying financial statements of Compound Real Estate Bonds Inc. (a Corporation), which comprise the balance sheet as of December 31, 2024, and 2023, and the related statements of income, equity and cash flows for the year then ended, and the related notes to financial statements.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Compound Real Estate Bonds Inc. as of December 31, 2024, and 2023, and the results of operations and its cash flows for the year then ended in accordance with accounting principles generally accepted in the United States of America.

Basis for Opinion

We conducted our audits in accordance with auditing standards generally accepted in the United States of America (GAAS). Our responsibilities under those standards are further described in the Auditor’s Responsibilities for the Audit of the Financial Statements section of our report. We are required to be independent of Compound Real Estate Bonds Inc., and to meet our other ethical responsibilities, in accordance with the relevant ethical requirements relating to our audits. We believe that the audit evidence We have obtained is sufficient and appropriate to provide a basis for Our audit opinion.

Management’s Responsibility for the Financial Statements

Management is responsible for the preparation and fair presentation of these financial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of financial statements that are free from material misstatement, whether due to fraud or error.

In preparing the financial statements, management is required to evaluate whether there are conditions or events, considered in the aggregate, that raise substantial doubt about Compound Real Estate Bonds Inc.’s ability to continue as a going concern for a reasonable period of time, one year from the date the financial statements are available to be issued.

Auditor’s Responsibility

Our objectives are to obtain reasonable assurance about whether the financial statements as a whole are free from material misstatement, whether due to fraud or error, and to issue an auditor’s report that includes our opinion. Reasonable assurance is a high level of assurance, but not absolute assurance, and therefore is not a guarantee that an audit conducted in accordance with Generally Accepted Auditing Standards (GAAS) will always detect a material misstatement when it exists. The risk of not detecting a material misstatement resulting from fraud is higher than for one resulting from error, as fraud may involve collusion, forgery, intentional omissions, misrepresentations, or the override of internal control. Misstatements are considered material if, individually or in the aggregate, they could reasonably be expected to influence the economic decisions of users made on the basis of these financial statements.

In performing an audit in accordance with GAAS, we:

Exercise professional judgment and maintain professional skepticism throughout the audit.

Identify and assess the risks of material misstatement of the financial statements, whether due to fraud or error, and design and perform audit procedures responsive to those risks. Such procedures include examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements.

Obtain an understanding of internal control relevant to the audit in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of Compound Real Estate Bonds Inc.’s internal control. Accordingly, no such opinion is expressed.

Evaluate the appropriateness of accounting policies used and the reasonableness of significant accounting estimates made by management, as well as evaluate the overall presentation of the financial statements.

Conclude whether, in our judgment, there are conditions or events, considered in the aggregate, that raise substantial doubt about Compound Real Estate Bonds Inc.’s ability to continue as a going concern for a reasonable period of time.

We are required to communicate with those charged with governance regarding, among other matters, the planned scope and timing of the audit, significant audit findings, and certain internal control—related matters that we identified during the audit.

/s/ Ernest L. Tomkiewicz CPA

Ernest L. Tomkiewicz CPA PLLC

Concord, NH

April 5, 2025

COMPOUND REAL ESTATE BONDS INC

Balance Sheet

As of December 31, 2024, and 2023

	2024	2023
ASSETS
Current assets
Cash and Cash Equivalents	$2,782,160	$1,236,253
Treasury Bills	5,193,432	-
Mortgage Investments (net)	2,171,662	-
Accounts Receivable	981,557	46,668
Accrued Interest	11,270	-

Total Current Assets	$11,140,081	$1,282,921

Non-current Assets
Fixed assets (net)	$2,929	$-

Intangible Assets
Software Development (net)	$22,891	$30,521

Total Non-current Assets	$25,820	$30,521

TOTAL ASSETS	$11,165,901	$1,313,442

LIABILITIES
Current Liabilities
Accounts Payable	$219,627	$29,038
Credit Card	58,054	10,889
Bank Over Draft	290	343
Accrued Interest	206,470	43,182
Beta Testing	952	952

Total Current Liabilities	$485,393	$84,404

Non-current Liabilities
Compound Bonds	$12,239,873	$1,392,773
Due to Related Parties	65,955	127,752

Total Non-current Liabilities	$12,305,828	$1,520,525

TOTAL LIABILITIES	$12,791,221	$1,604,929

EQUITY
Common Stock	$1	$1
Additional Paid-in Capital	96,248	96,248
Retained Earnings	(1,721,569)	(387,736)

TOTAL EQUITY	$(1,625,320)	$(291,487)

TOTAL LIABILITIES AND EQUITY	$11,165,901	$1,313,442

See accompanying notes and independent accountant’s audit report

COMPOUND REAL ESTATE BONDS INC

Income Statement

Years Ended December 31, 2024, and 2023

	2024	2023
Revenue
Interest	$77,550	$9,092

Expenses
Advertising	$284,563	$62,643
Amortization	7,630	7,630
Compensation and Related Expenses	584,310	-
Computer	-	680
Consulting	-	3,683
Depreciation	163	-
General	7,244	6,341
Interest	360,065	64,742
Legal and Professional	9,816	56,932
Office and Administrative	127,352	42,690
Software Development	-	53,769
Travel	16,051	1,000

Total Expenses	$(1,319,644)	$(291,018)

Other Income/(Expenses)
Allowance for Mortgages	(9,960)	-

NET INCOME	$(1,329,604)	$(291,018)

See accompanying notes and independent accountant’s audit report

COMPOUND REAL ESTATE BONDS INC

Statement of Equity

Years Ended December 31, 2024, and 2023

	2024	2023
EQUITY - BEGINNING
Equity	$(291,487)	$(20,304)

Add/(Subtract):
Net Income (Loss)	(1,329,604)	(291,018)
Additional Paid-in Capital	(4,229)	19,835

TOTAL	$(1,625,320)	$(291,487)

EQUITY - ENDING	$(1,625,320)	$(291,487)

See accompanying notes and independent accountant’s audit report

COMPOUND REAL ESTATE BONDS INC

Statement of Cash Flows

Years Ended December 31, 2024, and 2023

	2024	2023
CASH FLOWS FROM OPERATING ACTIVITIES
Net income	$(1,329,604)	$(291,018)

(Increase) decrease from operating assets
Amortization/Depreciation	7,793	7,631

Increase (decrease) from operating liabilities
Accounts Payable	190,589	-
Due to/(from) Related Parties	(61,797)	98,120
Credit Card	47,165	10,888
Beta Test	-	1,370
Interest Payable	152,018	43,182

Net cash used in operating activities	$(993,836)	$(129,827)

CASH FLOWS FROM INVESTING ACTIVITIES
Fixed Assets	$(3,092)	$-
Treasury Bills	(5,193,432)	-
Mortgage Investments	(2,171,661)	-

Net cash provided by/(used in) investing activities	$(7,368,185)	$-

CASH FLOWS FROM FINANCING ACTIVITIES
Additional Paid-in Capital	$(4,226)	$19,835
Accounts Receivable	(981,557)	-
Receivable From Plaid	46,668	(46,668)
Compound Bonds	10,847,100	1,392,768
Prior Period Rounding	(57)	-

Net cash provided by financing activities	$9,907,928	$1,365,935

NET INCREASE (DECREASE) IN CASH AND CASH EQUIVALENTS	$1,545,907	$1,236,108

CASH AND CASH EQUIVALENTS, beginning of year	$1,236,253	$145

CASH AND CASH EQUIVALENTS, end of year	$2,782,160	$1,236,253

	2024	2023
Interest	$360,065	21,560
Taxes	$-	-

See accompanying notes and independent accountant’s audit report

COMPOUND REAL ESTATE BONDS INC.

NOTES TO FINANCIAL STATEMENTS

December 31, 2024

NOTE A – THE ORGANIZATION

Nature of Operations and Revenue

Impact Bonds, Inc., a Delaware corporation was founded on November 2, 2021. Its name was changed to Compound Real Estate Bonds, Inc. (“the Company” or “CBI”) on March 11, 2022. The Company is in the business of issuing debt bonds to raise capital to pool and invest in real estate loans and mortgages that will be issued by its wholly owned subsidiary Compound Lending, LLC (“CLL”) and it has started to generate revenue. The Company formed its subsidiary, CLL, on March 16, 2022. CLL has begun lending operations. The Company formed its subsidiary, CLL, on March 16, 2022. CLL has not begun operations. The head office of the Company is located at 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States.

During 2022 the Company initiated its marketing and promotional strategy to increase brand awareness and attract potential customers.

The Company began to onboard new app users through its digital platform to sell bonds and bondholders began to purchase bonds in January 2023. The issued bonds bear interest at 7% per annum based on 360 days in a year, with interest credited daily to the bondholders’ accounts. The bonds are redeemable at any time by the demand of the bondholder/Payee. The par value plus any accrued but unpaid interest is included in the redemption amount.

The Company plans to use these proceeds to purchase mortgages and generate income on these mortgages. To date, $2,170,000 of mortgages have been purchased and the Company is generating investment income. All subsequent payments made to bondholders were redemptions paid in accordance with the bondholder agreement.

NOTE B – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Financial Statement Presentation

The Company prepares its financial statements in accordance with accounting principles generally accepted in the United States of America (GAAP).

Cash and Cash Equivalents

The Company considers cash, money market accounts and short-term, highly liquid investments with a maturity of three months or less, as cash in the financial statements. The balance of cash is held in FDIC insured bank accounts.

Cash & Cash Equivalents include all investor funds that have fully cleared and are held in the company’s custodial or operational bank accounts. These funds are either awaiting deployment into mortgage investments or represent liquidity held to honor redemptions and other investor-related obligations. The cash is maintained in U.S. dollar-denominated, non-interest-bearing checking accounts or in highly liquid, low-risk financial instruments, consistent with CREB’s internal risk and compliance policies. The balances reconcile with both internal platform records and monthly bank statements, ensuring full traceability of investor flows.

T-Bills held by the Company are short-term, highly liquid investments that could qualify as cash equivalents under U.S. GAAP, The Company has elected to present them separately on the balance sheet for greater transparency and to distinguish them from core operational cash. These T-Bills are U.S. government-backed securities with minimal risk and are typically purchased with maturities under 90 days.

The Company’s cash balance is $3,763,717 at December 31, 2024.

See independent accountant’s audit report

Revenue Recognition

The Company recognizes revenue from its contracts with customers in accordance with FASB Accounting Standards Update (“ASU”), No. 2014-09, Revenue from Contracts with Customers (Topic 606). The Company accounts for a contract when it has approval and commitment from both parties, the rights of the parties are identified, payment terms are established, the contract has commercial substance and collectability of consideration is probable. Revenue is recognized when control of the promised goods or service is transferred to the Company’s customers, in an amount that depicts the consideration the Company expects to be entitled to in exchange for those goods or services. The Company includes, in the transaction price, some or all the variable consideration expected to be received on the promised good or service only to the extent that it is probable that a significant reversal amounting to cumulative revenue recognized will not occur when the uncertainty associated with the variable consideration is subsequently resolved.

Taxes

Income

Deferred tax assets and liabilities are recognized for the expected future tax consequences of events that have been included in the consolidated financial statements or tax returns. Under this method, deferred tax assets and liabilities are determined based on the differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates in effect for the year in which the differences are expected to reverse. The deferred tax assets of the Company relate primarily to operating loss carryforwards for federal income tax purposes. A full valuation allowance for deferred tax assets has not been provided because the Company believes it is not more likely than not that the deferred tax asset will be realized. Realization of deferred tax assets is dependent on the Company generating sufficient taxable income in future periods.

The Company periodically evaluates its tax positions to determine whether it is more likely than not that such positions would be sustained upon examination by a tax authority for all open tax years, as defined by the statute of limitations, based on their technical merits. As of December 31, 2024, the Company has not established a liability for uncertain tax positions.

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Advertising Costs

The cost of all advertising is expensed as incurred by the Company. Advertising and marketing costs for 2024 are $284,563.

Capitalization Policy

Assets over $500 are capitalized and depreciated, or amortized, according to Company depreciation/amortization policies.

Depreciation

Property and equipment are stated at cost, less accumulated depreciation. Depreciation is recorded using the straight-line method over the estimated useful lives of the assets, generally three to five years. Depreciation expense and accumulated deprecition for 2024 is $163. For the year ended December 31, 2024, Computers and equipment total $3,092.

See independent accountant’s audit report

Amortization

Intangible assets are amortized over a 5-year period. Amortization expense and accumulated amortization for 2024 is $7,630, and $15,260, respectively. For the year ended December 31, 2024, software development totals $38,151.

Leases

The Company follows FASB ASU No. 2017-02, “Leases (Topic 842),” which requires companies that lease assets, referred to as “lessees,” to recognize on the balance sheet the assets and liabilities for the rights and obligations created by those leases with lease terms of more than 12 months. ASU 2017-02 will also require disclosures to help investors and other financial statement users better understand the amount, timing, and uncertainty of cash flows arising from leases and will include qualitative and quantitative requirements. As of December 31, 2024, the Company holds no leases which require recognition in the financial statements.

The Company uses the practical expedient authorized by ASU 2023-01- Leases (Topic 843)- Common Control, to determine the short-term classification of its leases. Under the expedient, the classification of a lease as short-term is based on the written terms of the agreement rather than the enforceable rights between the lease parties.

Measurement of Credit Losses on Financial Instruments

The Company follows FASB ASU 2016-13, Financial Instruments – Credit Losses (Topic 326) – Measurement of Credit Losses on Financial Instruments For trade and other receivables, held-to-maturity debt securities, loans and other instruments, entities are required to use a forward-looking expected loss model to evaluate impairment, potentially resulting in earlier recognition of allowances for losses. Enhanced disclosures are also required, including a requirement to disclose the information used to track credit quality by year or origination for most financing receivables.

Related Party Disclosures

Under ASC 850 “Related Party Transactions” an entity or person is considered to be a “related party” if it has control, significant influence or is a key member of management personnel. A transaction is considered to be a related party transaction when there is a transfer of resources or obligations between related parties. The Company in accordance with the standard ASC 850 presents disclosures about related party transactions and outstanding balances with related parties,

Fair Value of Financial Instruments

In accordance with ASC 820 ‘Fair Vaine Measurement” the Company categorizes financial instruments in a ‘fair value hierarchy’. The hierarchy categorizes the inputs used in valuation techniques into three levels. The hierarchy gives the highest priority to (unadjusted) quoted prices in active markets for identical assets or liabilities and the lowest priority to unobservable inputs. The following are the three categories related to the fair value measurement of such assets or liabilities:

Level I - inputs are quoted prices in active markets for identical assets or liabilities that the Company can access at the measurement date, it holds a position in a single asset or liability and the asset or liability is traded in an active market.

Level 2 - inputs are inputs other than quoted market prices included within Level I that are observable for the asset or liability, either directly or indirectly. Inputs are derived principally from or corroborated by observable market data by correlation or other means (‘market-corroborated inputs’).

Level 3 - inputs are unobservable for the asset or liability. An entity develops unobservable inputs using the best information available in the circumstances, which might include the entity’s own data, taking into account all information about market participant assumptions that is reasonably available.

See independent accountant’s audit report

Intangible Assets

In accordance with ASC No. 350-40, internal use software are Intangible assets that are not sold, leased or marketed but are acquired or internally developed to meet an entity’s internal needs. Such intangibles have an estimable useful life, are amortized over this period and reviewed for impairment if impairment indicators arise. Accordingly, amortization of the asset is determined from the date it is placed in service. The Company acquired software in 2022 to facilitate the issuance of bonds to clients. The software was placed in service during 2023.

Share Capital

In accordance with ASC 505 “Equity” the Company considers an equity instrument to be any contract that evidences a residual interest in the assets of an entity after deducting all its liabilities. The Company’s common shares are classified as equity instruments. Incremental costs directly attributable to the issuance of new shares are recognized in equity as a reduction from the gross proceeds received from the issued shares. Share capital is reported on the balance sheet and statement of changes in shareholder’s equity.

Principles of Consolidation

The financial statements present balances of the Company and its wholly owned subsidiary. The subsidiary CLL has not begun operations and has no values to report as part of the consolidation as of December 31, 2024. In accordance with ASC Topic 810 “Consolidation”, intercompany accounts and transactions would be eliminated in consolidation.

Basic and Diluted Earnings Per Share

Under ASC 260 “Earnings Per Share”, public companies shall present basic and diluted per-share amounts for income from continuing operations and for net income on the face of the income statement with equal prominence. The Company presents this information accordingly, because it is qualified by the SEC for a Regulation A offering, which allows it to raise capital of up to $75 million from the issuance of bonds. Basic EPS shall be computed by dividing income available to common stockholders (the numerator) by the weighted average number of common shares outstanding (the denominator) during the period. Shares issued during the period and shares reacquired during the period shall be weighted for the portion of the period that they were outstanding. The computation of diluted EPS is similar to the computation of basic EPS except that the denominator is increased to include the number of additional common shares that would have been outstanding if the dilutive potential common shares had been issued. The Company had no dilutive instruments on December 31, 2024.

Receivable Deposits

Receivable Deposits represent investor funds that have been initiated for transfer into the CREB platform but have not yet settled into the operating bank account as of the balance sheet date. These transactions typically originate from ACH instructions initiated by investors purchasing Compound Real Estate Bonds (CREBs). The receivable reflects timing differences between when the transaction is authorized and when the funds are confirmed as cleared by the payment processor. Once the funds settle, the balance is reclassified from Receivable Deposits to Cash & Cash Equivalents and is available for deployment into investment assets.

Receivable Deposits: Plaid Balance

This balance reflects investor-initiated transfers that have been verified through Plaid but are still in transit or pending confirmation. Although Plaid enables real-time account linkage and balance visibility, actual ACH settlement follows a 1–3 business day delay due to banking cycles. As such, the Plaid Balance shown under Receivable Deposits captures the total value of authorized but unsettled inflows, which are in queue to be reconciled against the company’s custodial or bank accounts. These amounts are closely monitored against the platform’s transaction logs and clearing confirmations to ensure accuracy in fund availability reporting.

See independent accountant’s audit report

Mortgage Investments

Mortgage Investments represent the underlying real estate loans and notes that support the Compound Real Estate Bonds. These investments are structured to generate fixed returns and are, carefully underwritten by CREB’s asset management team. Each mortgage asset is recorded at its carrying value, net of any principal repayments and impairment considerations as of year-end. The investment portfolio of loans is diversified across multiple properties and geographies to reduce concentration risk, and all underlying assets are monitored for performance, risk exposure, and compliance.

NOTE C – ACCOUNTS RECEIVABLE

At December 31, 2024 The Company had $981,557 in receivables due for compound bonds sold.

NOTE D – COMPOUND BONDS

The Company offers compound bonds in increments of $10. These bonds have no maturity date and carried a fixed interest rate of 7.00% per annum from the date that purchase funds have cleared, which was changed to 8.5% effective April 9, 2024. The bonds are subject to repayment at the demand of the bond holders, at any time. As of December 31, 2024, there are $12,239,873 worth of compound bonds outstanding.

NOTE E – COMPOUND BONDS ACCRUED INTEREST PAYABLE

Compound bonds that the Company has outstanding at December 31, 2024 have accrued interest in the amount of $206,470 at year end.

NOTE F – CONCENTRATIONS AND CREDIT RISK

Financial instruments, which potentially subject CBI to credit risk, consist principally of cash. Cash deposits are maintained with a financial institution in the USA that is credit worthy. CBI maintains all cash with a bank insured up to $250,000 by the Federal Deposit Insurance Corporation. CBI at inception adopted a policy to closely monitor economic and regulatory conditions as it relates to federally uninsured balances, to promptly mitigate risks. Currently, CBI’s only source of capital to initiate and sustain operations came from its sole shareholder and parent company. As of December 31, 2024, the amount held in excess of the FDIC limit is $2,532,160.

CBI has implemented internal controls and monitoring procedures to manage exposure to uninsured balances and to respond promptly to economic and regulatory risks associated with its banking relationships.

During the year ended December 31, 2024, the Company began active operations, including the issuance of bonds under its SEC-qualified Regulation A offering and the deployment of capital into Treasury Bills and mortgage investments. Revenues were earned from interest on these investments. While the Company continues to be supported by capital contributions from its sole shareholder and parent company, it is now also generating income from its core investment activities.

NOTE G – EQUITY

On November 4, 2021, the founder of the Company, Impactology Financial Corporation (‘lFC”), contributed $50,100 in cash for the initial issuance of 10,001 shares of common stock.

On March 11, 2022, the Company had a reverse stock split, converting its 10,000,000 authorized common shares to 5,000 common shares and retained its par value at $0.0001. As a result, its 10,001 common shares issued and outstanding converted to 5 common shares issued and outstanding.

During 2022 and 2023, the sole shareholder of the Company contributed cash in the amount of $46,150 for operational expenses.

See independent accountant’s audit report

NOTE H – RELATED PARTIES

In 2021 the Company received capital contributions from IFC, its parent company and sole shareholder for the issuance of common shares.

CBI’s corporate office address is 1185 Avenue of the Americas 3rd Floor, New York, NY 10036, United States, it is leased by Compound Administrative Services LLC (“CAS”) a related party by common ownership. CAS permits the Company to use this office without charge. It was determined that the current use of the has no material fair value, in consideration that CBI has no employees, operations or physical assets that occupy the premises and presently uses the location as a business address.

The current total due to CAS is 36,048 at December 31, 2024. Related party debt is due on demand and does not bear interest. In addition, $29,982 is due to the owner at December 31, 2024.

The Company formed CLL on March 16, 2022. The company intends for CLL to operate as a lender of residential and commercial mortgages, a role directly related to CBl’s business objectives as an investor in mortgage-backed securities. CLL has not begun operations and has no balances to report on or during December 31, 2024.

NOTE I – RISK MANAGEMENT AND UNCERTAINTY

Insurance

The Company is exposed to various risks of loss related to tort, theft of, damage to and destruction of assets, errors and omissions, and job-related illness or injuries to employees for which it carries commercial insurance to cover the risk of loss for both property and business liability. There are no known claims of incidents that may result in the assumption of material claims arising from potential losses as of December 31, 2024.

Legal

The Company, from time to time, may be involved with lawsuits arising in the ordinary course of business. In the opinion of the Company’s management, any liability resulting from such litigation would not be material in relation to the Company’s financial position, results of operations and cash flows. There is no pending or threatened litigation.

General

Business and operations are sensitive to general business and economic conditions in the United States. A host of factors beyond the Company’s control could cause fluctuations in these conditions. Adverse conditions may include recession, downturn or otherwise, changes in regulations or restrictions on imports, competition or changes in consumer taste. These adverse conditions could affect the Company’s financial condition and the results of its operations. As of December 31, 2024, the Company is operating as a going concern.

NOTE J – LIQUIDITY AND GOING CONCERN

The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. Conditions raise substantial doubt about its ability to continue as a going concern for a period of twelve months from the issuance date of this report. The Company has qualified by the SEC for Regulation A offering which allows it to raise capital of up to $75 million from the issuance of bonds.

No assurances can be given that the Company will achieve success without seeking additional financing. There also can be no assurances that the Form 1-A will result in additional financing or that any additional financing required can be obtained or obtained on reasonable terms acceptable to the Company. These consolidated financial statements do not include adjustments related to the recoverability and classifications of assets or the amounts and classification of liabilities that might be necessary should the Company be unable to continue as a going concern. In 2024, the Company has an operating loss of $1,329,604, with investments which are ongoing and revenue is currently being generated. The current working capital as of December 31,2024 is $10,654,688.

NOTE K - DATE OF MANAGEMENT’S REVIEW

In preparing the financial statements, The Company has evaluated events and transactions for potential recognition or disclosure through April 5, 2025, the date that the financial statements were available to be issued.

See independent accountant’s audit report

Item 8. Exhibits

Exhibit No.	Exhibit Description
2.1	Certificate of Incorporation.*
2.2	Certificate of Amendment to Certificate of Incorporation*
2.3	Bylaws*
3.1	Form of Compound Bond.***
4.1	Form of Compound Bond Investor Agreement (for cash).*
4.2	Form of Compound Bond Subscription Agreement (for Bond Rewards for Eligible Referrals).*
4.3	Form of Compound Bond Auto-Invest Program information.*
6.1	Administrative Services Agreement dated March 17, 2022 by and between Compound Administrative Services LLC and Compound Real Estate Bonds, Inc.*
6.2	Amendment to Administrative Services Agreement dated November 13, 2023, by and between Compound Administrative Services LLC and Compound Real Estate Bonds, Inc.**
11.1	Consent of Independent Auditor

*	Previously filed with the preliminary offering circular dated April 4, 2022, and incorporated herein by reference.
**	Previously filed with the post-effective amendment to Form 1-A dated November 20, 2023, and incorporated herein by reference.
***	Previously filed with the post-effective amendment to Form 1-A dated March 21, 2024, and incorporated herein by reference.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized, in New York City, New York, on April 30, 2025.

Compound Real Estate Bonds, Inc.

By	/s/ Inderjit Tuli
Inderjit Tuli,
Chief Executive Officer

This report been signed by the following persons in the capacities and on the dates indicated.

Name	Positions	Date

/s/ Inderjit Tuli	Chief Executive Officer, President and director	April 30, 2025
Inderjit Tuli	(principal executive officer)

/s/ Harminder Singh Burmi	Senior Vice President, Chief Financial Officer and director	April 30, 2025
Harminder Singh Burmi	(principal financial and accounting officer)